IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

HFC REVOLVING CORPORATION
(Exact Name of Registrant as Specified in Charter)

0000923147
(Registrant CIK Number)

Form 8-K for August 20, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

0-30465
[redacted]
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Prospect Heights, State of Illinois, on August 22, 2002.

HFC REVOLVING CORPORATION

By: ______________________

Name: Philip L. Krupowicz

Title: Vice President and Assistant Treasurer

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY MORGAN STANLEY & CO. INCORPORATED

for

HFC REVOLVING CORPORATION
HFC Revolving Corporation,
Closed-End Home Equity Loan Asset Backed Notes, Series 2002-3

August 20, 2002

Computational Materials

HOUSEHOLD

$977,470,000
(Approximate)

HOUSEHOLD HOME EQUITY LOAN TRUST 2002-3

Closed-End Home Equity Loan Asset-Backed Notes, Series 2002-3

Lead Managers

Credit Suisse First Boston **Morgan Stanley**

Co-Managers

Banc One Capital Markets, Inc.

Deutsche Bank Securities Inc.

Salomon Smith Barney

Disclaimer

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only.

These Computational Materials are furnished to you solely by the Underwriters and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither the Underwriters, the issuer of the securities, nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. They may not be provided to any third party other than the addressee's legal, tax, financial, and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness, or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial, and accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is probable that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and structure of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitations or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. The information obtained contained in these Computational Materials will be superseded by the description of the home equity loans and the other information contained in the final prospectus supplement and prospectus relating to the securities discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting any of the Underwriter's Trading Desks. Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve, and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

$977,470,000
(Approximate)
Household Home Equity Loan Trust 2002-3
Household Finance Corporation -- Master Servicer

Structural Summary

Class	Description	Expected Ratings (Moody's/S&P/Fitch)	Principal Amount	Avg. Life to Call/ Mty. (1)(2)	Modified Duration to Call/Mty. (1)(2)	Payment Window to Call/Mty. (1)(2)	Interest Day Count	Coupon (3)
A	PT-FLT	Aaa/AAA/AAA	$977,470,000	2.49/2.70	2.39 / 2.58	9/20/02 – 6/20/08 / 9/20/02 – 11/20/11	Actual/360	LIBOR +[ ]

Notes:

(1) Notes are priced to a 15% optional clean-up call. If the Optional Termination is not exercised, an auction process will begin three months later. As long as the auction process continues, all payments that would normally go to the ownership interest in the Trust will be used to pay down the Offered Notes and to make unreimbursed payments to the Insurer.

(2) Based on the pricing prepayment speed. See details below.

(3) Subject to the available funds cap.

Summary of Terms

Issuer or Trust:	Household Home Equity Loan Trust 2002-3
Sellers:	Wholly owned subsidiaries of Household Finance Corporation
Depositor:	HFC Revolving Corporation
Master Servicer:	Household Finance Corporation ("Household")
Indenture Trustee:	Bank One, National Association
Owner Trustee:	The Bank of New York
Co-Lead Managers:	Credit Suisse First Boston and Morgan Stanley
Co-Managers:	Banc One Capital Markets, Inc., Deutsche Bank Securities Inc. and Salomon Smith Barney
Insurer:	Ambac Assurance Corporation
Rating Agencies:	Standard & Poor's Rating Services, Moody's Investors Service, Inc. and Fitch, Inc.
Offered Notes:	The Closed-End Home Equity Loan Asset-Backed Notes, Series 2002-3
Expected Pricing Date:	August [22], 2002

Summary of Terms *(cont'd)*

Expected Closing Date: On or about August 29, 2002 through DTC and, if applicable, Euroclear or Clearstream

Cut-Off Date: Close of business on August 13, 2002

Payment Date: The 20th day of each month or, if such day is not a business day, the next succeeding business day, beginning on September 20, 2002

Interest Day Count Basis: Actual/360

Home Equity Loans: It is anticipated that there will be 9,657 closed-end, fixed or declining rate, fully amortizing home equity loans with an aggregate principal balance of approximately $999,969,197 as of the Cut-Off Date. The home equity loans are secured as of the Cut-Off Date by first or second liens on one-to-four family residential properties. All of the home equity loans are simple interest home equity loans, which require that each monthly payment consist of an installment of interest which is calculated according to the simple interest method on the basis of the outstanding principal balance of that home equity loan multiplied by the applicable monthly interest rate for the number of days in the period elapsed since the preceding payment of interest was made. Generally, as payments are received, the amount received is applied first to late charges, then to interest accrued on the date of payment, then, if permitted by law, to other fees and expenses, if any, then to monthly insurance premiums, if any, and the balance is applied to reduce the unpaid principal balance.

Collection Period: The calendar month preceding the month in which such Payment Date occurs, except that with respect to the initial Payment Date, the Collection Period is the period from August 14, 2002 to August 31, 2002.

Accrual Period: The Accrual Period for the Offered Notes with respect to any Payment Date will be the period beginning with the previous Payment Date (or, in the case of the first Payment Date, the Closing Date) and ending on the day prior to such Payment Date (on an actual/360 day count basis).

Optional Termination/ Maturity: On the earlier of (i) the Payment Date on which the principal amount of the Offered Notes is less than or equal to 15% of initial principal amount of the Offered Notes; and (ii) the Payment Date in August 2012; the Master Servicer (in the case of the 15% call), on the next succeeding Payment Date, will have the option to purchase the remaining home equity loans from the Trust, or the Indenture Trustee (in the case of the August 2012 Payment Date redemption) will begin an auction process for the sale of the remaining home equity loans. To the extent that the Master Servicer does not exercise its optional termination right, the Indenture Trustee will begin an auction process to sell the remaining home equity loans in the Trust. As long as the auction process continues, all payments that would normally go to the ownership interest in the Trust will be used to pay down the Offered Notes and to make any unreimbursed payments to the Insurer. Generally, at the time the home equity loans are sold, the outstanding principal amount of the Offered Notes will be paid in full with accrued interest and any Supplemental Interest Amount. However, in certain limited circumstances (with the consent of 66 2/3% of the principal amount of the Offered Notes and the Insurer), the home equity loans remaining in the Trust after the Payment Date in August 2012 may be sold for less than the full principal amount of the Offered Notes and accrued interest on the Offered Notes.

Summary of Terms *(cont'd)*

Note Rate:	The Offered Notes will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [ ] basis points per annum; and (ii) the Available Funds Cap.
Supplemental Interest Amount:	As of any Payment Date, the sum of (i) the excess, if any, of interest due on such Offered Notes at the Note Rate (without regard to the Available Funds Cap) over interest due on such Offered Notes at a rate equal to the Available Funds Cap; (ii) any Supplemental Interest Amount remaining unpaid from prior Payment Dates; and (iii) interest on the amount in clause (ii) at the related Note Rate (without regard to the Available Funds Cap.) The note guaranty insurance policy does not cover the Supplemental Interest Amount.
Form of Notes:	Book entry form, same day funds (through DTC and, if applicable, Euroclear or Clearstream).
Prepayment Pricing Curve:	0% CPR in the first month, increasing to 25% CPR over 20 months, and remaining at 25% CPR thereafter on a seasoning adjusted basis.
Substitution Ability:	Household will have the right to substitute up to 30% of the outstanding principal balance of the home equity loans as of the Cut-Off Date, subject to required eligibility criteria.
Servicing Fee:	50 basis points per annum (0.50%) on the outstanding principal balance of each home equity loan.
Advances:	The Master Servicer will not make advances relating to delinquent payments of principal and interest with respect to any home equity loan included in the home equity pool.
Note Ratings:	It is anticipated that the Offered Notes will be rated:

	MOODY'S	**S&P**	**FITCH**
Offered Notes	Aaa	AAA	AAA

ERISA Eligibility:	The Offered Notes are expected to be ERISA eligible.
Legal Investment:	The Offered Notes are not SMMEA eligible.
Tax Status:	Subject to the considerations in the Prospectus, the Offered Notes will be debt for federal income tax purposes.

Credit Enhancement:	• Excess Cashflow: Because more interest is expected to be paid by the borrowers than is necessary to pay interest on the Offered Notes and other expenses of the Trust each month, there is expected to be excess interest which may be used to make additional payments of principal on the Offered Notes. • Overcollateralization: Although the aggregate principal balance of the home equity loans as of the Cut-Off Date is $999,969,197 the Trust is issuing only $977,470,000 aggregate principal amount of Offered Notes. The excess amount of the principal balance of the home equity loans represents overcollateralization, which may absorb some losses on the home equity loans, if such losses are not covered by excess interest. If the level of overcollateralization falls below the Targeted Overcollateralization Amount, the excess interest described above will also be paid to the Offered Notes as principal. These payments will reduce the principal amount of the Offered Notes faster than the principal balance of the home equity loans until the required level of overcollateralization is reached. • Note Guaranty Insurance Policy: The Offered Notes will be unconditionally and irrevocably guaranteed as to the timely and specified distributions of interest and as to specified distributions of principal pursuant to the terms of a note guaranty insurance policy.
Stepdown Date:	The later to occur of (x) the Payment Date in February 2005 and (y) the first Payment Date on which the aggregate pool balance of the home equity loans has been reduced to 50.00% of the aggregate pool balance of the home equity loans as of the Cut-Off Date.
Initial Overcollateralization Amount:	On the Closing Date, an amount equal to 2.25% of the aggregate pool balance of the home equity loans as of the Cut-Off Date.

Summary of Terms *(cont'd)*

Targeted Overcollateralization Amount:

With respect to any Payment Date prior to the Stepdown Date, an amount equal to 9.75% of the aggregate pool balance of the home equity loans as of the Cut-Off Date. With respect to any Payment Date on or after the Stepdown Date, the greatest of (i) 19.50% of the aggregate pool balance of the home equity loans as of the end of the related Collection Period, (ii) 0.50% of the aggregate pool balance of the home equity loans as of the Cut-Off Date and (iii) the sum of the outstanding principal balances of the three largest home equity loans and (iv) two times the excess of (x) 50% of the aggregate principal balance of the home equity loans that are 90 or more days contractually delinquent, such percentage being inclusive of all home equity loans which are in bankruptcy, in foreclosure and REO, as of the end of the related Collection Period over (y) five times the Excess Spread.

In the event that the Targeted Overcollateralization Amount is permitted to decrease or "step down" on a Payment Date in the future, a portion of the principal which would otherwise be distributed to the holders of the Offered Notes on that Payment Date will not be distributed to the holders of the Offered Notes on that Payment Date. This has the effect of decelerating the amortization of the Offered Notes relative to the amortization of the home equity loans, and of reducing the overcollateralization amount.

The Insurer may, in its sole discretion, and at the request of the Master Servicer, modify the Targeted Overcollateralization Amount for the purpose of reducing or eliminating, in whole or in part, its application.

Prospectus:

The Offered Notes are being offered pursuant to a prospectus supplemented by a prospectus supplement (together, the "Prospectus"). Complete information with respect to the Offered Notes and the collateral securing them is contained in the Prospectus. The information herein is qualified in its entirety by the information appearing in the Prospectus. To the extent that the information herein is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Notes may not be consummated unless the purchaser has received the Prospectus.

PLEASE SEE "RISK FACTORS" IN THE PROSPECTUS FOR A DESCRIPTION OF INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE OFFERED NOTES.

Distribution of Principal and Interest

On each Payment Date, the Indenture Trustee, with respect to the Offered Notes, and the paying agent, with respect to the ownership interest in the Trust, shall distribute out of the collection account, to the extent of the Available Payment Amount the following amounts and in the following order of priority:

- To the Insurer, the Premium Amount (to the extent not previously paid by the Master Servicer);
- To the holders of the Offered Notes, an amount equal to the Interest Payment Amount for the Offered Notes for such Payment Date;
- To the holders of the Offered Notes, the Principal Payment Amount for such Payment Date until the Note Principal Amount has been reduced to zero;
- To the holders of the Offered Notes, to the extent of the Available Payment Amount remaining, the Distributable Excess Cashflow for such Payment Date until the Offered Note Principal Amount has been reduced to zero;
- To the Insurer, any other Reimbursement Amounts due and owing to the Insurer under the insurance agreement;
- To the Offered Notes, the Supplemental Interest Amount;
- To the Owner Trustee on behalf of the Trust, an amount sufficient to pay any judgment or settlement affecting the Trust; and
- To the holder of the ownership interest in the Trust in respect of the ownership interest in the Trust, any remaining Available Payment Amount, subject to certain limitations.

In addition, on each Payment Date, the Indenture Trustee shall distribute out of the collection account, to the holders of Offered Notes, any amounts paid under the note guaranty insurance policy, as provided in the sale and servicing agreement. The note guaranty insurance policy does not cover any Supplemental Interest Amounts.

Additional Definitions

Available Payment Amount: The sum of (a) monthly principal and interest payments (minus the servicing fee) on the home equity loans from the prior collection period only; (b) insurance proceeds not considered part of principal collections; and (c) any amounts required to be paid in connection with the termination of the Trust.

Available Funds Cap: With respect to any Payment Date, a per annum rate equal to the weighted average of the loan rates, less certain fees and 0.75% per annum, of each home equity loan, in each case outstanding as of the first day of the related collection period, multiplied by a fraction of which the numerator is 30 and the denominator is the number of days in the Accrual Period.

Distributable Excess Cashflow: As to any Payment Date, the lesser of (i) the Excess Cashflow for such Payment Date and (ii) the Interim Overcollateralization Deficiency, if any, for such Payment Date.

Excess Cashflow: With respect to any Payment Date, the positive excess, if any, of (i) the Available Payment Amount for such Payment Date over (ii) the amount required to be distributed pursuant to the first three positions of the "Distributions of Principal and Interest" waterfall on the previous page.

Excess Spread: With respect to any Payment Date, the excess, if any, of (a) the aggregate interest received for the related Collection Period, with respect to the home equity loans at their respective loan rates, less certain fees over (b) interest accrued on the Offered Notes at one-month LIBOR plus [ ] basis points per annum during the related Accrual Period.

Interest Carry Forward Amount: Unpaid interest from prior periods plus accrued interest on such amount calculated for the related Accrual Period at the Note Rate in effect with respect to the Offered Notes.

Interest Payment Amount: With respect to any Payment Date, the sum of (a) the interest accrued on the Offered Notes at the Note Rate for the related Accrual Period, and (b) any Interest Carry Forward Amount for such Payment Date.

Interim Overcollateralization Amount: The excess, if any, of (x) the aggregate pool balance of the home equity loans as of the last day of the preceding Collection Period, over (y) (i) the outstanding principal amount of the Offered Notes (before taking into account any distributions of principal on that Payment Date) less (ii) the principal collections for such Payment Date.

Interim Overcollateralization Deficiency: The excess of the Targeted Overcollateralization Amount over the Interim Overcollateralization Amount.

Overcollateralization Release Amount: As to any Payment Date, the amount (but not in excess of the principal collections for such Payment Date) equal to the excess, if any, of (i) the Interim Overcollateralization Amount over (ii) the Targeted Overcollateralization Amount.

Additional Definitions (cont'd)

Premium Amount:	The premium payable to the Insurer pursuant under the insurance agreement.
Principal Payment Amount:	As to any Payment Date, (i) the principal collections for such Payment Date minus (ii) for Payment Dates occurring on or after the Stepdown Date, the Overcollateralization Release Amount.
Reimbursement Amount:	The sum of (a) the aggregate unreimbursed amount of any payments made by the Insurer under the note guaranty insurance policy, together with interest on such amount from the date of payment by the Insurer until paid in full at a rate of interest equal to the Late Payment Rate (as defined in the Insurance Agreement), (b) all costs and expenses of the Insurer in connection with any action, proceeding or investigation affecting the Trust or the rights or obligations of the Insurer under the sale and servicing agreement or under the note guaranty insurance policy or the transaction documents, including (without limitation) any judgment or settlement entered into affecting the Insurer or the Insurer's interests, together with interest thereon at a rate equal to the Late Payment Rate and (c) any other amounts owed to the Insurer under the Insurance Agreement, together with interest thereon at a rate equal to the Late Payment Rate.

Percentage of Note Outstanding To Maturity

Payment Date	PPC 0%	PPC 50%	PPC 75%	PPC 100%	PPC 125%	PPC 150%	PPC 200%
Closing	100	100	100	100	100	100	100
August-03	91	80	74	68	63	57	46
August-04	90	67	57	48	39	31	17
August-05	88	57	44	34	27	20	4
August-06	87	47	35	25	18	13	0
August-07	85	40	28	19	12	5	0
August-08	83	34	22	14	6	1	0
August-09	81	29	17	8	2	0	0
August-10	78	25	14	4	0	0	0
August-11	75	21	9	0	0	0	0
August-12	72	18	5	0	0	0	0
August-13	62	12	2	0	0	0	0
August-14	53	8	0	0	0	0	0
August-15	42	4	0	0	0	0	0
August-16	32	1	0	0	0	0	0
August-17	23	0	0	0	0	0	0
August-18	14	0	0	0	0	0	0
August-19	4	0	0	0	0	0	0
August-20	0	0	0	0	0	0	0
August-21	0	0	0	0	0	0	0
August-22	0	0	0	0	0	0	0
August-23	0	0	0	0	0	0	0
August-24	0	0	0	0	0	0	0
August-25	0	0	0	0	0	0	0
August-26	0	0	0	0	0	0	0
August-27	0	0	0	0	0	0	0
August-28	0	0	0	0	0	0	0
August-29	0	0	0	0	0	0	0
August-30	0	0	0	0	0	0	0
August-31	0	0	0	0	0	0	0
August-32	0	0	0	0	0	0	0
Average Life to Maturity (in years)	11.11	4.92	3.56	2.70	2.15	1.76	1.14
Average Life to Call (in years) (1)	8.42	4.59	3.30	2.49	1.96	1.60	1.07

(1) Calculated using the earlier of the 15% option clean-up call and the Payment Date in August 2012.

Schedule of Available Funds and Supplemental Interest Cap Rates (Cash Cap) (1)

Payment Date	Cap	Payment Date	Cap	Payment Date	Cap	Payment Date	Cap
9/20/2002	13.44	8/20/2005	9.30	7/20/2008	20.09	6/20/2011	19.52
10/20/2002	9.66	9/20/2005	9.30	8/20/2008	19.44	7/20/2011	20.18
11/20/2002	9.32	10/20/2005	9.64	9/20/2008	19.45	8/20/2011	19.54
12/20/2002	9.66	11/20/2005	9.30	10/20/2008	20.10	9/20/2011	19.54
1/20/2003	9.32	12/20/2005	9.63	11/20/2008	19.46	10/20/2011	20.20
2/20/2003	9.32	1/20/2006	9.30	12/20/2008	20.11	11/20/2011	19.56
3/20/2003	10.39	2/20/2006	9.30	1/20/2009	19.47	12/20/2011	20.22
4/20/2003	9.32	3/20/2006	10.37	2/20/2009	19.47	1/20/2012	19.57
5/20/2003	9.65	4/20/2006	9.30	3/20/2009	21.57	2/20/2012	19.58
6/20/2003	9.31	5/20/2006	9.63	4/20/2009	19.48	3/20/2012	20.94
7/20/2003	9.65	6/20/2006	9.30	5/20/2009	20.14	4/20/2012	19.59
8/20/2003	9.31	7/20/2006	9.63	6/20/2009	19.50	5/20/2012	20.25
9/20/2003	9.31	8/20/2006	9.29	7/20/2009	20.15	6/20/2012	19.61
10/20/2003	9.65	9/20/2006	9.29	8/20/2009	19.51	7/20/2012	20.27
11/20/2003	9.31	10/20/2006	9.63	9/20/2009	19.51	8/20/2012	19.62
12/20/2003	9.65	11/20/2006	9.29	10/20/2009	20.17	9/20/2012	19.63
1/20/2004	9.31	12/20/2006	9.63	11/20/2009	19.52	10/20/2012	20.29
2/20/2004	9.31	1/20/2007	9.69	12/20/2009	20.18	11/20/2012	19.65
3/20/2004	10.00	2/20/2007	19.37	1/20/2010	19.54	12/20/2012	20.31
4/20/2004	9.31	3/20/2007	21.45	2/20/2010	19.54	1/20/2013	19.66
5/20/2004	9.65	4/20/2007	19.37	3/20/2010	21.64	2/20/2013	19.67
6/20/2004	9.31	5/20/2007	20.02	4/20/2010	19.55	3/20/2013	21.79
7/20/2004	9.64	6/20/2007	19.38	5/20/2010	20.21	4/20/2013	19.69
8/20/2004	9.31	7/20/2007	20.03	6/20/2010	19.57	5/20/2013	20.35
9/20/2004	9.31	8/20/2007	19.39	7/20/2010	20.23	6/20/2013	19.70
10/20/2004	9.64	9/20/2007	19.39	8/20/2010	19.58	7/20/2013	20.37
11/20/2004	9.31	10/20/2007	20.05	9/20/2010	19.59	8/20/2013	19.72
12/20/2004	9.64	11/20/2007	19.40	10/20/2010	20.25	9/20/2013	19.73
1/20/2005	9.31	12/20/2007	20.05	11/20/2010	19.60	10/20/2013	20.40
2/20/2005	9.31	1/20/2008	19.41	12/20/2010	20.26	11/20/2013	19.75
3/20/2005	10.38	2/20/2008	19.42	1/20/2011	19.61	12/20/2013	20.42
4/20/2005	9.30	3/20/2008	20.76	2/20/2011	19.62	1/20/2014	19.77
5/20/2005	9.64	4/20/2008	19.43	3/20/2011	21.60	2/20/2014	19.78
6/20/2005	9.30	5/20/2008	20.08	4/20/2011	19.51	3/20/2014	21.91
7/20/2005	9.64	6/20/2008	19.43	5/20/2011	20.17	4/20/2014	19.80

Schedule of Available Funds and Supplemental Interest Cap Rates (Cash Cap) (continued) [(1)]

Payment Date	Cap	Payment Date	Cap	Payment Date	Cap	Payment Date	Cap
5/20/2014	20.47	8/20/2015	13.54	11/20/2016	16.96	2/20/2018	27.17
6/20/2014	19.82	9/20/2015	13.69	12/20/2016	17.89	3/20/2018	31.68
7/20/2014	15.71	10/20/2015	14.31	1/20/2017	17.69	4/20/2018	30.26
8/20/2014	12.21	11/20/2015	14.02	2/20/2017	18.10	5/20/2018	33.23
9/20/2014	12.30	12/20/2015	14.67	3/20/2017	20.52	6/20/2018	34.39
10/20/2014	12.80	1/20/2016	14.38	4/20/2017	19.01	7/20/2018	38.27
11/20/2014	12.48	2/20/2016	14.58	5/20/2017	20.17	8/20/2018	40.22
12/20/2014	12.99	3/20/2016	15.81	6/20/2017	20.08	9/20/2018	44.12
1/20/2015	12.68	4/20/2016	15.01	7/20/2017	21.38	10/20/2018	50.66
2/20/2015	12.78	5/20/2016	15.76	8/20/2017	21.36	11/20/2018	55.36
3/20/2015	14.27	6/20/2016	15.51	9/20/2017	22.09	12/20/2018	65.99
4/20/2015	13.01	7/20/2016	16.29	10/20/2017	23.66	1/20/2019	75.86
5/20/2015	13.57	8/20/2016	16.03	11/20/2017	23.79	2/20/2019	94.07
6/20/2015	13.26	9/20/2016	16.32	12/20/2017	25.62	3/20/2019	138.35
7/20/2015	13.84	10/20/2016	17.18	1/20/2018	25.91	4/20/2019	188.90

Note:
(1) Run assuming base prepayment speed, no losses and 20% 1 month LIBOR

Collateral Summary
As of the Statistical Cut-Off Date

Number of Home Equity Loans	9,657
Total Outstanding Principal Balance	$999,969,196.64
Approximate Minimum Current Principal Balance	$5,255.39
Approximate Maximum Current Principal Balance	$533,189.93
Average Current Principal Balance	103,548.64
Range of Loan Rates	8.00% to 20.89%
Weighted Average Loan Rate	10.91%
Range of Original Terms to Maturity	60 months to 360 months
Weighted Average Original Term to Maturity	319 months
Range of Remaining Terms to Maturity	11 months to 358 months
Weighted Average Remaining Term	306 months
Range of Combined Loan-to-Value Ratios	5.64% to 115.00%
Weighted Average Combined Loan-to-Value Ratio	100.47%
Weighted Average Borrower FICO Score	625

Original Principal Balances of the Home Equity Loans

Original Principal Balances of the Home Equity Loans ($)	Number of Home Equity Loans	Aggregate Principal Balance	% of Home Equity Loans by Aggregate Principal Balance
Up to 50,000.00	2,410	$76,966,544	7.70%
50,000.01 – 100,000.00	3,076	220,366,428	22.04
100,000.01 – 150,000.00	2,042	247,521,485	24.75
150,000.01 – 200,000.00	1,117	189,331,685	18.93
200,000.01 – 250,000.00	523	115,074,163	11.51
250,000.01 – 300,000.00	277	74,403,980	7.44
300,000.01 and above	212	76,304,913	7.63
Total:	**9,657**	**$999,969,197**	**100.00%**

Minimum Original Principal Balance:	$10,000
Maximum Original Principal Balance:	$533,904
Average Original Principal Balance:	$105,595

Current Principal Balances of the Home Equity Loans

Current Principal Balances of the Home Equity Loans ($)	Number of Home Equity Loans	Aggregate Principal Balance	% of Home Equity Loans by Aggregate Principal Balance
Up to 50,000.00	2,539	$82,771,494	8.28%
50,000.01 – 100,000.00	3,056	224,483,945	22.45
100,000.01 – 150,000.00	2,001	247,064,079	24.71
150,000.01 – 200,000.00	1,073	184,351,443	18.44
200,000.01 - 250,000.00	516	114,524,887	11.45
250,000.01 – 300,000.00	269	73,080,990	7.31
300,000.01 and above	203	73,692,359	7.37
Total:	**9,657**	**$999,969,197**	**100.00%**

Minimum Current Principal Balance:	$5,255
Maximum Current Principal Balance:	$533,190
Average Current Principal Balance:	$103,549

Interest Rates of the Home Equity Loans

Interest Rate (%)	Number Of Home Equity Loans	Aggregate Principal Balance	% Of Home Equity Loans By Aggregate Principal Balance
8.000 - 8.999	235	$36,725,855	3.67%
9.000 - 9.999	1,298	219,062,276	21.91
10.000 - 10.999	3,141	408,311,489	40.83
11.000 - 11.999	1,965	175,300,833	17.53
12.000 - 12.999	1,055	72,546,748	7.25
13.000 - 13.999	886	45,648,786	4.57
14.000 - 14.999	692	27,685,473	2.77
15.000 - 15.999	276	11,125,292	1.11
16.000 - 16.999	66	2,072,497	0.21
17.000 - 17.999	25	836,980	0.08
18.000 - 18.999	15	579,105	0.06
19.000 - 19.999	2	51,687	0.01
20.000 - 20.999	1	22,176	0.00
Total:	**9,657**	**$999,969,197**	**100.00%**

Minimum Home Equity Coupon Rate:	8.000%
Maximum Home Equity Coupon Rate:	20.890%
Weighted Average Home Equity Coupon Rate:	10.909%

Original Combined LTV Ratios of the Home Equity Loans

Original Combined LTV Ratio (%)	Number of Home Equity Loans	Aggregate Principal Balance	% of Home Equity Loans by Aggregate Principal Balance
0.00 – 30.00	71	$2,456,749	0.25%
30.01 – 40.00	76	3,300,571	0.33
40.01 – 50.00	96	5,058,531	0.51
50.01 – 60.00	153	9,992,624	1.00
60.01 – 70.00	253	16,717,195	1.67
70.01 – 80.00	411	33,646,574	3.36
80.01 – 90.00	920	77,080,856	7.71
90.01 – 100.00	1,808	174,280,620	17.43
100.01 – 110.00	4,913	547,423,547	54.74
110.01 – 115.00	956	130,011,931	13.00
Total:	**9,657**	**$999,969,197**	**100.00%**

Minimum CLTV:	5.64%
Maximum CLTV:	115.00%
Weighted Average CLTV:	100.47%

Geographic Distribution of Mortgaged Properties of the Home Equity Loans

State	Number of Home Equity Loans	Aggregate Principal Balance	% of Home Equity Loans By Aggregate Principal Balance
California	1,674	$233,925,980	23.39%
New York	1,001	88,032,680	8.80
Florida	827	80,880,639	8.09
Pennsylvania	577	53,328,362	5.33
Maryland	426	50,654,232	5.07
Michigan	583	50,184,335	5.02
New Jersey	363	48,328,638	4.83
Virginia	440	46,760,705	4.68
Massachusetts	308	34,137,211	3.41
Missouri	309	24,896,198	2.49
Colorado	150	22,255,028	2.23
Arizona	208	20,461,746	2.05
Connecticut	197	17,427,274	1.74
Georgia	194	16,775,461	1.68
South Carolina	181	16,591,835	1.66
Oregon	155	16,570,065	1.66
Tennessee	170	15,351,474	1.54
Nevada	114	14,102,905	1.41
North Carolina	169	13,423,255	1.34
Illinois	181	13,184,548	1.32
Alabama	173	11,885,654	1.19
Wisconsin	112	11,715,288	1.17
Minnesota	103	11,488,173	1.15
Utah	88	9,543,564	0.95
Kansas	104	8,668,554	0.87
New Hampshire	91	8,307,749	0.83
Idaho	92	8,077,385	0.81
Indiana	113	7,805,778	0.78
Kentucky	70	6,408,125	0.64
Oklahoma	88	5,794,745	0.58
Delaware	63	5,452,061	0.55
Louisiana	54	5,047,251	0.50
Rhode Island	52	4,771,179	0.48
Iowa	58	3,820,404	0.38
Nebraska	47	3,781,181	0.38
Maine	30	3,410,952	0.34
New Mexico	44	3,322,718	0.33
Mississippi	25	1,669,101	0.17
Montana	13	1,192,904	0.12
Wyoming	4	247,778	0.02
Vermont	4	162,763	0.02
West Virginia	1	67,247	0.01
South Dakota	1	56,072	0.01
Total:	**9,657**	**$999,969,197**	**100.00%**

The mortgaged properties are located in a total of 43 states.

Occupancy Type of the Home Equity Loans

Occupancy Type	Number of Home Equity Loans	Aggregate Principal Balance	% of Home Equity Loans by Aggregate Principal Balance
Primary Residence	9,604	$995,161,338	99.52%
Investor Property	53	4,807,858	0.48
Total:	**9,657**	**$999,969,197**	**100.00%**

Lien Priority of the Home Equity Loans

Lien Priority	Number of Home Equity Loans	Aggregate Principal Balance	% of Home Equity Loans by Aggregate Principal Balance
First Lien	6,841	$866,343,746	86.64%
Second Lien	2,816	133,625,451	13.36
Total:	**9,657**	**$999,969,197**	**100.00%**

Remaining Term to Maturity of the Home Equity Loans

Remaining Term to Maturity (Months)	Number of Home Equity Loans	Aggregate Principal Balance	% of Home Equity Loans by Aggregate Principal Balance
11 – 60	96	$2,136,977	0.21%
61 – 120	549	26,290,850	2.63
121 – 180	1,901	113,340,968	11.33
181 – 240	1,220	101,716,122	10.17
241 – 300	365	36,569,371	3.66
301 – 360	5,526	719,914,909	71.99
Total:	**9,657**	**$999,969,197**	**100.00%**

Minimum Remaining Term:	11 Months
Maximum Remaining Term:	358 Months
Weighted Average Remaining Term:	306 Months

Year of Origination of the Home Equity Loans

Year of Origination	Number of Home Equity Loans	Aggregate Principal Balance	% of Home Equity Loans by Aggregate Principal Balance
1995 and before	27	$706,559	0.07%
1996	98	4,612,696	0.46
1997	270	12,557,919	1.26
1998	579	40,141,980	4.01
1999	786	68,482,033	6.85
2000	854	79,978,484	8.00
2001	2,355	272,788,306	27.28
2002	4,688	520,701,220	52.07
Total	**9,657**	**$999,969,197**	**100.00%**

FICO Scores of the Home Equity Loans

FICO Credit Score	Number of Home Equity Loans	Aggregate Principal Balance	% of Home Equity Loans by Aggregate Principal Balance
NA	1,010	$89,318,493	8.93%
448 – 500	50	5,669,144	0.57
501 – 540	391	39,635,758	3.96
541 – 580	1,191	123,884,300	12.39
581 – 620	2,299	245,272,356	24.53
621 – 660	2,603	278,227,848	27.82
661 – 700	1,498	156,125,020	15.61
701 – 809	615	61,836,276	6.18
Total:	**9,657**	**$999,969,197**	**100.00%**

Minimum FICO Score:	448
Maximum FICO Score:	809
Weighted Average FICO Score:	625

Notes:

(1) "FICO Credit Scores" are obtained by many mortgage lenders in connection with mortgage loan applications to help assess a borrower's credit-worthiness. FICO Credit Scores are generated by models developed by a third party that analyze data on consumers to establish patterns that are believed to be indicative of the borrower's probability of default. The FICO Credit Score is based on a borrower's historical credit data, including, among other things, payments history, delinquencies on accounts, levels of outstanding indebtedness, length of credit history, types of credit, and bankruptcy experience. FICO Credit Scores range from approximately 250 to approximately 900, with higher scores indicating an individual with a more favorable credit history compared to an individual with a lower score. However, a FICO Credit Score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. In addition, FICO Credit Scores were developed to indicate a level of default probability over a two-year period that does not correspond to the life of a mortgage loan. Furthermore, FICO Credit Scores were not developed especially for use in connection with mortgage loans, but for consumer loans in general. Therefore, a FICO Credit Score does not take into consideration the effect of mortgage loan characteristics (which may differ from consumer loan characteristics) on the probability of repayment by the borrower. We cannot assure you that a FICO Credit Score will be an accurate predictor of the likely risk or quality of the related mortgage loan.

(2) The FICO Credit Scores presented represent the scores entered into the first borrower's field in HFC's or its subsidiary's electronic records at the time of application. These scores may be the higher or the lower of the FICO Credit Scores for co-borrowers of a home equity loan and may not be the score assigned to the primary obligor on the loan. Household does not use FICO Credit Scores as a primary basis of its credit decisions but evaluates credit-worthiness based upon a proprietary internal credit-scoring model.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY MORGAN STANLEY & CO. INCORPORATED

for

HFC REVOLVING CORPORATION
HFC Revolving Corporation,
Closed-End Home Equity Loan Asset Backed Notes, Series 2002-3

August 21, 2002

Computational Materials

HOUSEHOLD

$977,470,000
(Approximate)

HOUSEHOLD HOME EQUITY LOAN TRUST 2002-3

Closed-End Home Equity Loan Asset-Backed Notes, Series 2002-3

Lead Managers

Credit Suisse First Boston **Morgan Stanley**

Co-Managers

Banc One Capital Markets, Inc.

Deutsche Bank Securities Inc.

Salomon Smith Barney

Disclaimer

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only.

These Computational Materials are furnished to you solely by the Underwriters and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither the Underwriters, the issuer of the securities, nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. They may not be provided to any third party other than the addressee's legal, tax, financial, and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness, or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial, and accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is probable that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and structure of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitations or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. The information obtained contained in these Computational Materials will be superseded by the description of the home equity loans and the other information contained in the final prospectus supplement and prospectus relating to the securities discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting any of the Underwriter's Trading Desks. Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve, and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

$977,470,000
(Approximate)
Household Home Equity Loan Trust 2002-3
Household Finance Corporation -- Master Servicer

Structural Summary

Class	Description	Expected Ratings (Moody's/S&P/Fitch)	Principal Amount	Avg. Life to Call/ Mty. (1)(2)	Modified Duration to Call/Mty. (1)(2)	Payment Window to Call/Mty. (1)(2)	Interest Day Count	Coupon (3)
A	PT-FLT	Aaa/AAA/AAA	$977,470,000	2.49/2.70	2.39 / 2.58	9/20/02 – 6/20/08 / 9/20/02 – 11/20/11	Actual/360	LIBOR +[ ]

Notes:

(1) Notes are priced to a 15% optional clean-up call. If the Optional Termination is not exercised, an auction process will begin three months later. As long as the auction process continues, all payments that would normally go to the ownership interest in the Trust will be used to pay down the Offered Notes and to make unreimbursed payments to the Insurer.

(2) Based on the pricing prepayment speed. See details below.

(3) Subject to the available funds cap.

Summary of Terms

Issuer or Trust: Household Home Equity Loan Trust 2002-3

Sellers: Wholly owned subsidiaries of Household Finance Corporation

Depositor: HFC Revolving Corporation

Master Servicer: Household Finance Corporation ("Household")

Indenture Trustee: Bank One, National Association

Owner Trustee: The Bank of New York

Co-Lead Managers: Credit Suisse First Boston and Morgan Stanley

Co-Managers: Banc One Capital Markets, Inc., Deutsche Bank Securities Inc. and Salomon Smith Barney

Insurer: Ambac Assurance Corporation

Rating Agencies: Standard & Poor's Rating Services, Moody's Investors Service, Inc. and Fitch, Inc.

Offered Notes: The Closed-End Home Equity Loan Asset-Backed Notes, Series 2002-3

Expected Pricing Date: August [22], 2002

Summary of Terms* *(cont'd)

Expected Closing Date:	On or about August 29, 2002 through DTC and, if applicable, Euroclear or Clearstream
Cut-Off Date:	Close of business on August 13, 2002
Payment Date:	The 20th day of each month or, if such day is not a business day, the next succeeding business day, beginning on September 20, 2002
Interest Day Count Basis:	Actual/360
Home Equity Loans:	It is anticipated that there will be 9,657 closed-end, fixed or declining rate, fully amortizing home equity loans with an aggregate principal balance of approximately $999,969,197 as of the Cut-Off Date. The home equity loans are secured as of the Cut-Off Date by first or second liens on one-to-four family residential properties. All of the home equity loans are simple interest home equity loans, which require that each monthly payment consist of an installment of interest which is calculated according to the simple interest method on the basis of the outstanding principal balance of that home equity loan multiplied by the applicable monthly interest rate for the number of days in the period elapsed since the preceding payment of interest was made. Generally, as payments are received, the amount received is applied first to late charges, then to interest accrued on the date of payment, then, if permitted by law, to other fees and expenses, if any, then to monthly insurance premiums, if any, and the balance is applied to reduce the unpaid principal balance.
Collection Period:	The calendar month preceding the month in which such Payment Date occurs, except that with respect to the initial Payment Date, the Collection Period is the period from August 14, 2002 to August 31, 2002.
Accrual Period:	The Accrual Period for the Offered Notes with respect to any Payment Date will be the period beginning with the previous Payment Date (or, in the case of the first Payment Date, the Closing Date) and ending on the day prior to such Payment Date (on an actual/360 day count basis).
Optional Termination/ Maturity:	On the earlier of (i) the Payment Date on which the principal amount of the Offered Notes is less than or equal to 15% of initial principal amount of the Offered Notes; and (ii) the Payment Date in August 2012; the Master Servicer (in the case of the 15% call), on the next succeeding Payment Date, will have the option to purchase the remaining home equity loans from the Trust, or the Indenture Trustee (in the case of the August 2012 Payment Date redemption) will begin an auction process for the sale of the remaining home equity loans. To the extent that the Master Servicer does not exercise its optional termination right, the Indenture Trustee will begin an auction process to sell the remaining home equity loans in the Trust. As long as the auction process continues, all payments that would normally go to the ownership interest in the Trust will be used to pay down the Offered Notes and to make any unreimbursed payments to the Insurer. Generally, at the time the home equity loans are sold, the outstanding principal amount of the Offered Notes will be paid in full with accrued interest and any Supplemental Interest Amount. However, in certain limited circumstances (with the consent of 66 2/3% of the principal amount of the Offered Notes and the Insurer), the home equity loans remaining in the Trust after the Payment Date in August 2012 may be sold for less than the full principal amount of the Offered Notes and accrued interest on the Offered Notes.

Summary of Terms *(cont'd)*

Note Rate:	The Offered Notes will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [ ] basis points per annum; and (ii) the Available Funds Cap.
Supplemental Interest Amount:	As of any Payment Date, the sum of (i) the excess, if any, of interest due on such Offered Notes at the Note Rate (without regard to the Available Funds Cap) over interest due on such Offered Notes at a rate equal to the Available Funds Cap; (ii) any Supplemental Interest Amount remaining unpaid from prior Payment Dates; and (iii) interest on the amount in clause (ii) at the related Note Rate (without regard to the Available Funds Cap.) The note guaranty insurance policy does not cover the Supplemental Interest Amount.
Form of Notes:	Book entry form, same day funds (through DTC and, if applicable, Euroclear or Clearstream).
Prepayment Pricing Curve:	0% CPR in the first month, increasing to 25% CPR over 20 months, and remaining at 25% CPR thereafter on a seasoning adjusted basis.
Substitution Ability:	Household will have the right to substitute up to 30% of the outstanding principal balance of the home equity loans as of the Cut-Off Date, subject to required eligibility criteria.
Servicing Fee:	50 basis points per annum (0.50%) on the outstanding principal balance of each home equity loan.
Advances:	The Master Servicer will not make advances relating to delinquent payments of principal and interest with respect to any home equity loan included in the home equity pool.
Note Ratings:	It is anticipated that the Offered Notes will be rated:

	MOODY'S	S&P	FITCH
Offered Notes	Aaa	AAA	AAA

ERISA Eligibility:	The Offered Notes are expected to be ERISA eligible.
Legal Investment:	The Offered Notes are not SMMEA eligible.
Tax Status:	Subject to the considerations in the Prospectus, the Offered Notes will be debt for federal income tax purposes.

***Summary of Terms** (cont'd)*

Credit Enhancement:

- Excess Cashflow: Because more interest is expected to be paid by the borrowers than is necessary to pay interest on the Offered Notes and other expenses of the Trust each month, there is expected to be excess interest which may be used to make additional payments of principal on the Offered Notes.

- Overcollateralization: Although the aggregate principal balance of the home equity loans as of the Cut-Off Date is $999,969,197 the Trust is issuing only $977,470,000 aggregate principal amount of Offered Notes. The excess amount of the principal balance of the home equity loans represents overcollateralization, which may absorb some losses on the home equity loans, if such losses are not covered by excess interest. If the level of overcollateralization falls below the Targeted Overcollateralization Amount, the excess interest described above will also be paid to the Offered Notes as principal. These payments will reduce the principal amount of the Offered Notes faster than the principal balance of the home equity loans until the required level of overcollateralization is reached.

- Note Guaranty Insurance Policy: The Offered Notes will be unconditionally and irrevocably guaranteed as to the timely and specified distributions of interest and as to specified distributions of principal pursuant to the terms of a note guaranty insurance policy.

Stepdown Date:

The later to occur of (x) the Payment Date in February 2005 and (y) the first Payment Date on which the aggregate pool balance of the home equity loans has been reduced to 50.00% of the aggregate pool balance of the home equity loans as of the Cut-Off Date.

Initial Overcollateralization Amount:

On the Closing Date, an amount equal to 2.25% of the aggregate pool balance of the home equity loans as of the Cut-Off Date.

Summary of Terms *(cont'd)*

Targeted Overcollateralization Amount:

With respect to any Payment Date prior to the Stepdown Date, an amount equal to 9.75% of the aggregate pool balance of the home equity loans as of the Cut-Off Date. With respect to any Payment Date on or after the Stepdown Date, the greatest of (i) 19.50% of the aggregate pool balance of the home equity loans as of the end of the related Collection Period, (ii) 0.50% of the aggregate pool balance of the home equity loans as of the Cut-Off Date and (iii) the sum of the outstanding principal balances of the three largest home equity loans and (iv) two times the excess of (x) 50% of the aggregate principal balance of the home equity loans that are 90 or more days contractually delinquent, such percentage being inclusive of all home equity loans which are in bankruptcy, in foreclosure and REO, as of the end of the related Collection Period over (y) five times the Excess Spread.

In the event that the Targeted Overcollateralization Amount is permitted to decrease or "step down" on a Payment Date in the future, a portion of the principal which would otherwise be distributed to the holders of the Offered Notes on that Payment Date will not be distributed to the holders of the Offered Notes on that Payment Date. This has the effect of decelerating the amortization of the Offered Notes relative to the amortization of the home equity loans, and of reducing the overcollateralization amount.

The Insurer may, in its sole discretion, and at the request of the Master Servicer, modify the Targeted Overcollateralization Amount for the purpose of reducing or eliminating, in whole or in part, its application.

Prospectus:

The Offered Notes are being offered pursuant to a prospectus supplemented by a prospectus supplement (together, the "Prospectus"). Complete information with respect to the Offered Notes and the collateral securing them is contained in the Prospectus. The information herein is qualified in its entirety by the information appearing in the Prospectus. To the extent that the information herein is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Notes may not be consummated unless the purchaser has received the Prospectus.

PLEASE SEE "RISK FACTORS" IN THE PROSPECTUS FOR A DESCRIPTION OF INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE OFFERED NOTES.

Distribution of Principal and Interest

On each Payment Date, the Indenture Trustee, with respect to the Offered Notes, and the paying agent, with respect to the ownership interest in the Trust, shall distribute out of the collection account, to the extent of the Available Payment Amount the following amounts and in the following order of priority:

- To the Insurer, the Premium Amount (to the extent not previously paid by the Master Servicer);
- To the holders of the Offered Notes, an amount equal to the Interest Payment Amount for the Offered Notes for such Payment Date;
- To the holders of the Offered Notes, the Principal Payment Amount for such Payment Date until the Note Principal Amount has been reduced to zero;
- To the holders of the Offered Notes, to the extent of the Available Payment Amount remaining, the Distributable Excess Cashflow for such Payment Date until the Offered Note Principal Amount has been reduced to zero;
- To the Insurer, any other Reimbursement Amounts due and owing to the Insurer under the insurance agreement;
- To the Offered Notes, the Supplemental Interest Amount;
- To the Owner Trustee on behalf of the Trust, an amount sufficient to pay any judgment or settlement affecting the Trust; and
- To the holder of the ownership interest in the Trust in respect of the ownership interest in the Trust, any remaining Available Payment Amount, subject to certain limitations.

In addition, on each Payment Date, the Indenture Trustee shall distribute out of the collection account, to the holders of Offered Notes, any amounts paid under the note guaranty insurance policy, as provided in the sale and servicing agreement. The note guaranty insurance policy does not cover any Supplemental Interest Amounts.

Additional Definitions

Available Payment Amount:	The sum of (a) monthly principal and interest payments (minus the servicing fee) on the home equity loans from the prior collection period only; (b) insurance proceeds not considered part of principal collections; and (c) any amounts required to be paid in connection with the termination of the Trust.
Available Funds Cap:	With respect to any Payment Date, a per annum rate equal to the weighted average of the loan rates, less certain fees and 0.75% per annum, of each home equity loan, in each case outstanding as of the first day of the related collection period, multiplied by a fraction of which the numerator is 30 and the denominator is the number of days in the Accrual Period.
Distributable Excess Cashflow:	As to any Payment Date, the lesser of (i) the Excess Cashflow for such Payment Date and (ii) the Interim Overcollateralization Deficiency, if any, for such Payment Date.
Excess Cashflow:	With respect to any Payment Date, the positive excess, if any, of (i) the Available Payment Amount for such Payment Date over (ii) the amount required to be distributed pursuant to the first three positions of the "Distributions of Principal and Interest" waterfall on the previous page.
Excess Spread:	With respect to any Payment Date, the excess, if any, of (a) the aggregate interest received for the related Collection Period, with respect to the home equity loans at their respective loan rates, less certain fees over (b) interest accrued on the Offered Notes at one-month LIBOR plus [ ] basis points per annum during the related Accrual Period.
Interest Carry Forward Amount:	Unpaid interest from prior periods plus accrued interest on such amount calculated for the related Accrual Period at the Note Rate in effect with respect to the Offered Notes.
Interest Payment Amount:	With respect to any Payment Date, the sum of (a) the interest accrued on the Offered Notes at the Note Rate for the related Accrual Period, and (b) any Interest Carry Forward Amount for such Payment Date.
Interim Overcollateralization Amount:	The excess, if any, of (x) the aggregate pool balance of the home equity loans as of the last day of the preceding Collection Period, over (y) (i) the outstanding principal amount of the Offered Notes (before taking into account any distributions of principal on that Payment Date) less (ii) the principal collections for such Payment Date.
Interim Overcollateralization Deficiency:	The excess of the Targeted Overcollateralization Amount over the Interim Overcollateralization Amount.
Overcollateralization Release Amount:	As to any Payment Date, the amount (but not in excess of the principal collections for such Payment Date) equal to the excess, if any, of (i) the Interim Overcollateralization Amount over (ii) the Targeted Overcollateralization Amount.

Additional Definitions *(cont'd)*

Premium Amount:	The premium payable to the Insurer pursuant under the insurance agreement.
Principal Payment Amount:	As to any Payment Date, (i) the principal collections for such Payment Date minus (ii) for Payment Dates occurring on or after the Stepdown Date, the Overcollateralization Release Amount.
Reimbursement Amount:	The sum of (a) the aggregate unreimbursed amount of any payments made by the Insurer under the note guaranty insurance policy, together with interest on such amount from the date of payment by the Insurer until paid in full at a rate of interest equal to the Late Payment Rate (as defined in the Insurance Agreement), (b) all costs and expenses of the Insurer in connection with any action, proceeding or investigation affecting the Trust or the rights or obligations of the Insurer under the sale and servicing agreement or under the note guaranty insurance policy or the transaction documents, including (without limitation) any judgment or settlement entered into affecting the Insurer or the Insurer's interests, together with interest thereon at a rate equal to the Late Payment Rate and (c) any other amounts owed to the Insurer under the Insurance Agreement, together with interest thereon at a rate equal to the Late Payment Rate.

Percentage of Note Outstanding To Maturity

Payment Date	PPC 0%	PPC 50%	PPC 75%	PPC 100%	PPC 125%	PPC 150%	PPC 200%
Closing	100	100	100	100	100	100	100
August-03	91	80	74	68	63	57	46
August-04	90	67	57	48	39	31	17
August-05	88	57	44	34	27	20	4
August-06	87	47	35	25	18	13	0
August-07	85	40	28	19	12	5	0
August-08	83	34	22	14	6	1	0
August-09	81	29	17	8	2	0	0
August-10	78	25	14	4	0	0	0
August-11	75	21	9	0	0	0	0
August-12	72	18	5	0	0	0	0
August-13	62	12	2	0	0	0	0
August-14	53	8	0	0	0	0	0
August-15	42	4	0	0	0	0	0
August-16	32	1	0	0	0	0	0
August-17	23	0	0	0	0	0	0
August-18	14	0	0	0	0	0	0
August-19	4	0	0	0	0	0	0
August-20	0	0	0	0	0	0	0
August-21	0	0	0	0	0	0	0
August-22	0	0	0	0	0	0	0
August-23	0	0	0	0	0	0	0
August-24	0	0	0	0	0	0	0
August-25	0	0	0	0	0	0	0
August-26	0	0	0	0	0	0	0
August-27	0	0	0	0	0	0	0
August-28	0	0	0	0	0	0	0
August-29	0	0	0	0	0	0	0
August-30	0	0	0	0	0	0	0
August-31	0	0	0	0	0	0	0
August-32	0	0	0	0	0	0	0
Average Life to Maturity (in years)	11.11	4.92	3.56	2.70	2.15	1.76	1.14
Average Life to Call (in years) (1)	8.42	4.59	3.30	2.49	1.96	1.60	1.07

(1) Calculated using the earlier of the 15% option clean-up call and the Payment Date in August 2012.

Schedule of Available Funds and Supplemental Interest Cap Rates (Cash Cap) (1)

Payment Date	Cap	Payment Date	Cap	Payment Date	Cap	Payment Date	Cap
9/20/2002	12.90	8/20/2005	9.15	7/20/2008	20.09	6/20/2011	19.52
10/20/2002	9.46	9/20/2005	9.15	8/20/2008	19.44	7/20/2011	20.18
11/20/2002	9.16	10/20/2005	9.46	9/20/2008	19.45	8/20/2011	19.54
12/20/2002	9.46	11/20/2005	9.16	10/20/2008	20.10	9/20/2011	19.54
1/20/2003	9.15	12/20/2005	9.46	11/20/2008	19.46	10/20/2011	20.20
2/20/2003	9.15	1/20/2006	9.16	12/20/2008	20.11	11/20/2011	19.56
3/20/2003	10.13	2/20/2006	9.16	1/20/2009	19.47	12/20/2011	20.22
4/20/2003	9.15	3/20/2006	10.14	2/20/2009	19.47	1/20/2012	19.57
5/20/2003	9.46	4/20/2006	9.16	3/20/2009	21.57	2/20/2012	19.58
6/20/2003	9.15	5/20/2006	9.46	4/20/2009	19.48	3/20/2012	20.94
7/20/2003	9.46	6/20/2006	9.16	5/20/2009	20.14	4/20/2012	19.59
8/20/2003	9.15	7/20/2006	9.46	6/20/2009	19.50	5/20/2012	20.25
9/20/2003	9.15	8/20/2006	9.16	7/20/2009	20.15	6/20/2012	19.61
10/20/2003	9.46	9/20/2006	9.16	8/20/2009	19.51	7/20/2012	20.27
11/20/2003	9.15	10/20/2006	9.47	9/20/2009	19.51	8/20/2012	19.62
12/20/2003	9.46	11/20/2006	17.91	10/20/2009	20.17	9/20/2012	19.63
1/20/2004	9.15	12/20/2006	20.00	11/20/2009	19.52	10/20/2012	20.29
2/20/2004	9.15	1/20/2007	19.36	12/20/2009	20.18	11/20/2012	19.65
3/20/2004	9.78	2/20/2007	19.37	1/20/2010	19.54	12/20/2012	20.31
4/20/2004	9.15	3/20/2007	21.45	2/20/2010	19.54	1/20/2013	19.66
5/20/2004	9.46	4/20/2007	19.37	3/20/2010	21.64	2/20/2013	19.67
6/20/2004	9.15	5/20/2007	20.02	4/20/2010	19.55	3/20/2013	21.79
7/20/2004	9.46	6/20/2007	19.38	5/20/2010	20.21	4/20/2013	19.69
8/20/2004	9.15	7/20/2007	20.03	6/20/2010	19.57	5/20/2013	20.35
9/20/2004	9.15	8/20/2007	19.39	7/20/2010	20.23	6/20/2013	19.70
10/20/2004	9.46	9/20/2007	19.39	8/20/2010	19.58	7/20/2013	20.37
11/20/2004	9.15	10/20/2007	20.05	9/20/2010	19.59	8/20/2013	19.72
12/20/2004	9.46	11/20/2007	19.40	10/20/2010	20.25	9/20/2013	19.73
1/20/2005	9.15	12/20/2007	20.05	11/20/2010	19.60	10/20/2013	20.40
2/20/2005	9.15	1/20/2008	19.41	12/20/2010	20.26	11/20/2013	19.75
3/20/2005	10.13	2/20/2008	19.42	1/20/2011	19.61	12/20/2013	20.42
4/20/2005	9.15	3/20/2008	20.76	2/20/2011	19.62	1/20/2014	19.77
5/20/2005	9.46	4/20/2008	19.43	3/20/2011	21.60	2/20/2014	19.78
6/20/2005	9.15	5/20/2008	20.08	4/20/2011	19.51	3/20/2014	21.91
7/20/2005	9.46	6/20/2008	19.43	5/20/2011	20.17	4/20/2014	19.80

Schedule of Available Funds and Supplemental Interest Cap Rates (Cash Cap) (continued) [(1)]

Payment Date	Cap	Payment Date	Cap	Payment Date	Cap	Payment Date	Cap
5/20/2014	20.47	8/20/2015	13.54	11/20/2016	16.96	2/20/2018	27.17
6/20/2014	19.82	9/20/2015	13.69	12/20/2016	17.89	3/20/2018	31.68
7/20/2014	15.71	10/20/2015	14.31	1/20/2017	17.69	4/20/2018	30.26
8/20/2014	12.21	11/20/2015	14.02	2/20/2017	18.10	5/20/2018	33.23
9/20/2014	12.30	12/20/2015	14.67	3/20/2017	20.52	6/20/2018	34.39
10/20/2014	12.80	1/20/2016	14.38	4/20/2017	19.01	7/20/2018	38.27
11/20/2014	12.48	2/20/2016	14.58	5/20/2017	20.17	8/20/2018	40.22
12/20/2014	12.99	3/20/2016	15.81	6/20/2017	20.08	9/20/2018	44.12
1/20/2015	12.68	4/20/2016	15.01	7/20/2017	21.38	10/20/2018	50.66
2/20/2015	12.78	5/20/2016	15.76	8/20/2017	21.36	11/20/2018	55.36
3/20/2015	14.27	6/20/2016	15.51	9/20/2017	22.09	12/20/2018	65.99
4/20/2015	13.01	7/20/2016	16.29	10/20/2017	23.66	1/20/2019	75.86
5/20/2015	13.57	8/20/2016	16.03	11/20/2017	23.79	2/20/2019	94.07
6/20/2015	13.26	9/20/2016	16.32	12/20/2017	25.62	3/20/2019	138.35
7/20/2015	13.84	10/20/2016	17.18	1/20/2018	25.91	4/20/2019	188.90
						5/20/2019	586.32

Note:

(1) Run assuming base prepayment speed, no losses and 20% 1 month LIBOR

Collateral Summary
As of the Statistical Cut-Off Date

Number of Home Equity Loans	9,657
Total Outstanding Principal Balance	$999,969,196.64
Approximate Minimum Current Principal Balance	$5,255.39
Approximate Maximum Current Principal Balance	$533,189.93
Average Current Principal Balance	103,548.64
Range of Loan Rates	8.00% to 20.89%
Weighted Average Loan Rate	10.91%
Range of Original Terms to Maturity	60 months to 360 months
Weighted Average Original Term to Maturity	319 months
Range of Remaining Terms to Maturity	11 months to 358 months
Weighted Average Remaining Term	306 months
Range of Combined Loan-to-Value Ratios	5.64% to 115.00%
Weighted Average Combined Loan-to-Value Ratio	100.47%
Weighted Average Borrower FICO Score	625

Original Principal Balances of the Home Equity Loans

Original Principal Balances of the Home Equity Loans ($)	Number of Home Equity Loans	Aggregate Principal Balance	% of Home Equity Loans by Aggregate Principal Balance
Up to 50,000.00	2,410	$76,966,544	7.70%
50,000.01 – 100,000.00	3,076	220,366,428	22.04
100,000.01 – 150,000.00	2,042	247,521,485	24.75
150,000.01 – 200,000.00	1,117	189,331,685	18.93
200,000.01 – 250,000.00	523	115,074,163	11.51
250,000.01 – 300,000.00	277	74,403,980	7.44
300,000.01 and above	212	76,304,913	7.63
Total:	**9,657**	**$999,969,197**	**100.00%**

Minimum Original Principal Balance:	$10,000
Maximum Original Principal Balance:	$533,904
Average Original Principal Balance:	$105,595

Current Principal Balances of the Home Equity Loans

Current Principal Balances of the Home Equity Loans ($)	Number of Home Equity Loans	Aggregate Principal Balance	% of Home Equity Loans by Aggregate Principal Balance
Up to 50,000.00	2,539	$82,771,494	8.28%
50,000.01 – 100,000.00	3,056	224,483,945	22.45
100,000.01 – 150,000.00	2,001	247,064,079	24.71
150,000.01 – 200,000.00	1,073	184,351,443	18.44
200,000.01 - 250,000.00	516	114,524,887	11.45
250,000.01 – 300,000.00	269	73,080,990	7.31
300,000.01 and above	203	73,692,359	7.37
Total:	**9,657**	**$999,969,197**	**100.00%**

Minimum Current Principal Balance:	$5,255
Maximum Current Principal Balance:	$533,190
Average Current Principal Balance:	$103,549

Interest Rates of the Home Equity Loans

Interest Rate (%)	Number Of Home Equity Loans	Aggregate Principal Balance	% Of Home Equity Loans By Aggregate Principal Balance
8.000 - 8.999	235	$36,725,855	3.67%
9.000 - 9.999	1,298	219,062,276	21.91
10.000 - 10.999	3,141	408,311,489	40.83
11.000 - 11.999	1,965	175,300,833	17.53
12.000 - 12.999	1,055	72,546,748	7.25
13.000 - 13.999	886	45,648,786	4.57
14.000 - 14.999	692	27,685,473	2.77
15.000 - 15.999	276	11,125,292	1.11
16.000 - 16.999	66	2,072,497	0.21
17.000 - 17.999	25	836,980	0.08
18.000 - 18.999	15	579,105	0.06
19.000 - 19.999	2	51,687	0.01
20.000 - 20.999	1	22,176	0.00
Total:	**9,657**	**$999,969,197**	**100.00%**

Minimum Home Equity Coupon Rate:	8.000%
Maximum Home Equity Coupon Rate:	20.890%
Weighted Average Home Equity Coupon Rate:	10.909%

Original Combined LTV Ratios of the Home Equity Loans

Original Combined LTV Ratio (%)	Number of Home Equity Loans	Aggregate Principal Balance	% of Home Equity Loans by Aggregate Principal Balance
0.00 – 30.00	71	$2,456,749	0.25%
30.01 – 40.00	76	3,300,571	0.33
40.01 – 50.00	96	5,058,531	0.51
50.01 – 60.00	153	9,992,624	1.00
60.01 – 70.00	253	16,717,195	1.67
70.01 – 80.00	411	33,646,574	3.36
80.01 – 90.00	920	77,080,856	7.71
90.01 – 100.00	1,808	174,280,620	17.43
100.01 – 110.00	4,913	547,423,547	54.74
110.01 – 115.00	956	130,011,931	13.00
Total:	**9,657**	**$999,969,197**	**100.00%**

Minimum CLTV:	5.64%
Maximum CLTV:	115.00%
Weighted Average CLTV:	100.47%

Geographic Distribution of Mortgaged Properties of the Home Equity Loans

State	Number of Home Equity Loans	Aggregate Principal Balance	% of Home Equity Loans By Aggregate Principal Balance
California	1,674	$233,925,980	23.39%
New York	1,001	88,032,680	8.80
Florida	827	80,880,639	8.09
Pennsylvania	577	53,328,362	5.33
Maryland	426	50,654,232	5.07
Michigan	583	50,184,335	5.02
New Jersey	363	48,328,638	4.83
Virginia	440	46,760,705	4.68
Massachusetts	308	34,137,211	3.41
Missouri	309	24,896,198	2.49
Colorado	150	22,255,028	2.23
Arizona	208	20,461,746	2.05
Connecticut	197	17,427,274	1.74
Georgia	194	16,775,461	1.68
South Carolina	181	16,591,835	1.66
Oregon	155	16,570,065	1.66
Tennessee	170	15,351,474	1.54
Nevada	114	14,102,905	1.41
North Carolina	169	13,423,255	1.34
Illinois	181	13,184,548	1.32
Alabama	173	11,885,654	1.19
Wisconsin	112	11,715,288	1.17
Minnesota	103	11,488,173	1.15
Utah	88	9,543,564	0.95
Kansas	104	8,668,554	0.87
New Hampshire	91	8,307,749	0.83
Idaho	92	8,077,385	0.81
Indiana	113	7,805,778	0.78
Kentucky	70	6,408,125	0.64
Oklahoma	88	5,794,745	0.58
Delaware	63	5,452,061	0.55
Louisiana	54	5,047,251	0.50
Rhode Island	52	4,771,179	0.48
Iowa	58	3,820,404	0.38
Nebraska	47	3,781,181	0.38
Maine	30	3,410,952	0.34
New Mexico	44	3,322,718	0.33
Mississippi	25	1,669,101	0.17
Montana	13	1,192,904	0.12
Wyoming	4	247,778	0.02
Vermont	4	162,763	0.02
West Virginia	1	67,247	0.01
South Dakota	1	56,072	0.01
Total:	**9,657**	**$999,969,197**	**100.00%**

The mortgaged properties are located in a total of 43 states.

Occupancy Type of the Home Equity Loans

Occupancy Type	Number of Home Equity Loans	Aggregate Principal Balance	% of Home Equity Loans by Aggregate Principal Balance
Primary Residence	9,604	$995,161,338	99.52%
Investor Property	53	4,807,858	0.48
Total:	**9,657**	**$999,969,197**	**100.00%**

Lien Priority of the Home Equity Loans

Lien Priority	Number of Home Equity Loans	Aggregate Principal Balance	% of Home Equity Loans by Aggregate Principal Balance
First Lien	6,841	$866,343,746	86.64%
Second Lien	2,816	133,625,451	13.36
Total:	**9,657**	**$999,969,197**	**100.00%**

Remaining Term to Maturity of the Home Equity Loans

Remaining Term to Maturity (Months)	Number of Home Equity Loans	Aggregate Principal Balance	% of Home Equity Loans by Aggregate Principal Balance
11 – 60	96	$2,136,977	0.21%
61 – 120	549	26,290,850	2.63
121 – 180	1,901	113,340,968	11.33
181 – 240	1,220	101,716,122	10.17
241 – 300	365	36,569,371	3.66
301 – 360	5,526	719,914,909	71.99
Total:	**9,657**	**$999,969,197**	**100.00%**

Minimum Remaining Term:	11 Months
Maximum Remaining Term:	358 Months
Weighted Average Remaining Term:	306 Months

Year of Origination of the Home Equity Loans

Year of Origination	Number of Home Equity Loans	Aggregate Principal Balance	% of Home Equity Loans by Aggregate Principal Balance
1995 and before	27	$706,559	0.07%
1996	98	4,612,696	0.46
1997	270	12,557,919	1.26
1998	579	40,141,980	4.01
1999	786	68,482,033	6.85
2000	854	79,978,484	8.00
2001	2,355	272,788,306	27.28
2002	4,688	520,701,220	52.07
Total	**9,657**	**$999,969,197**	**100.00%**

FICO Scores of the Home Equity Loans

FICO Credit Score	Number of Home Equity Loans	Aggregate Principal Balance	% of Home Equity Loans by Aggregate Principal Balance
NA	1,010	$89,318,493	8.93%
448 – 500	50	5,669,144	0.57
501 – 540	391	39,635,758	3.96
541 – 580	1,191	123,884,300	12.39
581 – 620	2,299	245,272,356	24.53
621 – 660	2,603	278,227,848	27.82
661 – 700	1,498	156,125,020	15.61
701 – 809	615	61,836,276	6.18
Total:	**9,657**	**$999,969,197**	**100.00%**

Minimum FICO Score:	448
Maximum FICO Score:	809
Weighted Average FICO Score:	625

Notes:

(1) "FICO Credit Scores" are obtained by many mortgage lenders in connection with mortgage loan applications to help assess a borrower's credit-worthiness. FICO Credit Scores are generated by models developed by a third party that analyze data on consumers to establish patterns that are believed to be indicative of the borrower's probability of default. The FICO Credit Score is based on a borrower's historical credit data, including, among other things, payments history, delinquencies on accounts, levels of outstanding indebtedness, length of credit history, types of credit, and bankruptcy experience. FICO Credit Scores range from approximately 250 to approximately 900, with higher scores indicating an individual with a more favorable credit history compared to an individual with a lower score. However, a FICO Credit Score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. In addition, FICO Credit Scores were developed to indicate a level of default probability over a two-year period that does not correspond to the life of a mortgage loan. Furthermore, FICO Credit Scores were not developed especially for use in connection with mortgage loans, but for consumer loans in general. Therefore, a FICO Credit Score does not take into consideration the effect of mortgage loan characteristics (which may differ from consumer loan characteristics) on the probability of repayment by the borrower. We cannot assure you that a FICO Credit Score will be an accurate predictor of the likely risk or quality of the related mortgage loan.

(2) The FICO Credit Scores presented represent the scores entered into the first borrower's field in HFC's or its subsidiary's electronic records at the time of application. These scores may be the higher or the lower of the FICO Credit Scores for co-borrowers of a home equity loan and may not be the score assigned to the primary obligor on the loan. Household does not use FICO Credit Scores as a primary basis of its credit decisions but evaluates credit-worthiness based upon a proprietary internal credit-scoring model.